

March 14, 2014

Via E-mail
William H. McGill, Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re: MarineMax, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 6, 2013**
> **Response dated March 3, 2014**
> **File No. 001-14173**

Dear Mr. McGill:

We have reviewed your response dated March 3, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1. We reviewed your response to comment 1 in our letter dated February 20, 2014. You assert that brokerage services are the sale of brokered boats, a tangible product. Based on your disclosure, it appears your brokerage service revenue represents "commissions" earned from the sale of brokered boats and yachts. We believe a commission is a fee allotted to an agent for "services" which includes marketing, sales and promotion and is more akin to service revenue than tangible product revenue. We do not believe the brokering of the sale of tangible property for which you are not the owner and for which you are paid a commission to market represents the sale of a tangible product. Please tell us whether you are the owner of and take title to the property in these arrangements. If you are not the owner of the property please explain to us why the commission is not representative of revenue received in exchange for a service. If you determine brokerage

revenue represents revenue from services please separately disclose net sales from tangible products and revenues from services and the amounts of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Also, in future filings please revise your disclosure to clarify the types of revenue streams, including parts and rentals, included within each of the products and services categories identified on page 9-14.

2. Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services in the notes to financial statements in accordance with ASC 280-10-50.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Linda Cameron, Executive Assistant